Exhibit 99.2

GILLA ANNOUNCES STRONG JULY REVENUES

DAYTONA BEACH, FLORIDA – (August 13, 2015) - Gilla Inc. (“Gilla” or the “Company”) (OTCQB: GLLA), a designer, marketer and manufacturer of E-liquids for vaporizers and related accessories, is pleased to announce strong revenues for the month of July and provide guidance for the third quarter of 2015.  Gilla recognized $155,000 of revenues for the month of July and is on track to earn over $200,000 of revenues for the month of August, with total revenues for the third quarter expected to surpass $600,000.

“We are very pleased with the positive results from our ongoing consolidation strategy,” stated J. Graham Simmonds, Chairman and CEO of Gilla Inc.  He added, “The continued promising performance of our recent acquisitions, along with the growth in our private label clientele, is positioning the Company for a strong second half of the year.”

About Gilla Inc.

Gilla Inc. manufactures, markets and distributes E-liquid, which is the liquid used in vaporizers, E-cigarettes, and other vaping hardware and accessories. E-liquid is heated by the atomizer to deliver the sensation and taste of smoking. Gilla has a two-pronged business model: Custom E-liquid Manufacturing, including private label solutions, E-Liquid flavoring and fulfilment services; and Marketing & Online Services, including branding, marketing, sales support, and e-commerce solutions. The Company also owns and operates the VaporLiq and Charlie’s Club monthly subscription-based delivery services for vaping products. Vaporizers and E-cigarettes are replacements for traditional cigarettes allowing smokers to reproduce the smoking experience. Vaporizers and E-cigarettes do not burn tobacco and are not smoking cessation devices.

Forward-looking Statements

Note: This press release contains “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Gilla Inc. cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company’s ability to retain key management and employees; intense competition and the company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Gilla Inc. SEC filings. Gilla Inc. undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Gilla Inc.’s business, please refer to the risks and uncertainties detailed from time to time in Gilla Inc.’s SEC filings.

For more information, please visit gillainc.com, or contact:

Mr. Dillon Heins
Director of Corporate Development
w: 1 (218) 839-9051
email: dillon@gillainc.com
website: www.gillainc.com
twitter: @gillainc